SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBIT

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

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Report of Independent Registered Public Accounting Firm

Administrative Committee of the U.S. Retirement Plans
Modine 401(k) Retirement Plan for
Hourly Employees
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Modine 401(k) Retirement Plan for Hourly Employees (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Modine 401(k) Retirement Plan for Hourly Employees as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Milwaukee, Wisconsin
June 23, 2017

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MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and December 31, 2015

ASSETS	2016	2015
Investments, at fair value
Participant-directed investments	$47,767,814	$45,181,613
Master Trust	7,270,909	5,111,529
Total investments	55,038,723	50,293,142
Receivables:
Company contributions	964,092	1,085,589
Notes receivable from participants	1,176,746	1,177,183
Accrued interest and dividends	5,672	7,404
Total receivables	2,146,510	2,270,176
Cash	205	706
Total assets	57,185,438	52,564,024

LIABILITIES
Accrued expenses	(35,753)	(41,383)
Net assets available for benefits	$57,149,685	$52,522,641

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2016

ADDITIONS
Investment income
Net appreciation in fair value of investments	$3,116,286
Gain from Master Trust	3,030,001
Interest and dividends	613,501
Net investment income	6,759,788
Contributions
Company	1,807,346
Participants	2,328,209
Rollover contributions	60,350
Total contributions	4,195,905
Interest income from notes receivable from Participants	57,016
Total additions	11,012,709

DEDUCTIONS
Benefits paid	(5,697,931)
Administrative costs	(192,019)
Total deductions	(5,889,950)
Net increase	5,122,759
Transfers to other Plan (Note 8)	(495,715)
Net increase in net assets available for benefits	4,627,044
Net assets available for benefits
Beginning of year	52,522,641
End of year	$57,149,685

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1: Description of the Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees (the “Plan”) provides general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a 401(k) profit sharing plan covering eligible hourly employees of Modine Manufacturing Company and certain of its U.S. subsidiaries (the “Company”), who have at least one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan has been amended throughout the years to comply with tax legislation and was most recently amended effective January 1, 2016.

Contributions:  Plan Participants may contribute to the Plan through payroll deductions (on either a pre-tax or after-tax (“Roth”) basis, or a combination thereof).  All newly-hired eligible employees are automatically enrolled in the Plan as soon as administratively possible after their hire date at a pre-tax contribution rate of 3 percent, with contributions invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday, unless they elect otherwise.  Participants may direct the investment of their contributions into numerous investment options offered by the Plan.  Participants may contribute up to 50 percent of their compensation including overtime, but before bonuses, commissions, or taxable fringe benefits, up to statutory limits.  Participants also may transfer certain assets previously held under other tax-qualified plans to the Plan.

The Company has the discretion to match all or any portion of the Participants’ contributions.  For the 2016 plan year, the Company contributed matching contributions equal to 50 percent of Participant contributions, up to 5 percent of each Participant’s eligible compensation.  For the 2016 plan year, the Company contributed $883,139 in matching contributions.  Matching contributions are invested based upon the Participants’ investment elections.

In addition, the Company may make a separate, discretionary contribution annually to the Plan for all hourly employees of the Company.  The contribution is invested based upon the Participant’s investment elections.  For employees who have not contributed to the Plan, the contribution is invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday.  For the 2016 plan year, the Company contributed $964,092 in discretionary contributions, which was equal to 2 percent of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

Participant accounts: Participant accounts are credited with their contributions, allocations of the Company’s matching and discretionary contributions and Plan earnings, and charged with their withdrawals and certain permitted Plan expenses.  Allocation of contributions and investment earnings is based on the Participant contributions or account balances, as provided by the Plan.  Participants are allowed to allocate up to 10 percent of their payroll contributions into the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”).  The net appreciation or depreciation in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, plus actual earnings thereon.  Participants vest in the Company’s contributions after three years of service unless a Plan termination occurs, see Note 5 for more information.  A year of vesting credit is granted each anniversary of the employee’s hire date.  Participants also become fully vested upon retirement, death or disability.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

Notes receivable from Participants:  Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 or 50 percent of their vested account balance.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Wells Fargo Bank prime rate plus 2 percent, except for residential loans, in which case a 15-year mortgage rate is used.  All principal and interest payments are credited to the respective Participant’s account balance according to current investment directions in effect for new contributions at the time of each loan repayment.

Distributions:  Upon termination of service for any reason, including death, retirement or permanent disability, a Participant may elect a lump-sum distribution of his or her account.

Withdrawals: The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½, or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes, among other qualifying expenses, certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from or foreclosure of a mortgage on the primary residence.

Transfers:  From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Salaried Employees and the Plan. Any transfers would be reflected in the statement of changes in net assets available for benefits.  During the 2016 plan year, $495,715 was transferred from the Plan to the Modine 401(k) Retirement Plan for Salaried Employees.

Forfeited accounts: Forfeited, non-vested accounts are first used to reduce the Company’s matching contributions.  Forfeitures totaling $39,885 were used to reduce matching contributions during the 2016 plan year.  At December 31, 2016 and 2015, forfeitures of $86,098 and $70,185 respectively, were available to offset future contributions to the Plan.

Administrative expenses: Administrative expenses, including investment management, audit, legal, and other miscellaneous fees, are paid by the Plan.

Trustee: The Plan’s assets are held by Wells Fargo Bank N.A., the Plan’s trustee.

Note 2: Summary of Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Use of estimates: The preparation of financial statements in conformity with GAAP in the United States requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Notes receivable from Participants: Notes receivable from Participants are reported at their unpaid principal balance, plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances.

Risks and uncertainties: The Plan and the Master Trust, which holds certain assets of the Plan and of one other defined contribution plan sponsored by the Company, invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

Investment valuation and income recognition: Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 for further information.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Withdrawals and distributions:  Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Modine Manufacturing Company Stock Master Trust: A portion of the Plan’s investments are in the Master Trust.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the trustee.  Investments, investment gains or losses, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their respective interests.

Note 3: Fair Value

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2016 and 2015.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

Plan interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust. Refer to Note 4 for further information.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Collective trust fund:  The Stable Return Fund N is valued using the net asset value (“NAV”) of its underlying units (Level 2).  NAV is a readily determinable fair value and is the basis for current transactions.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that security liquidations are carried out in an orderly business manner.

Money market investments: Money market investments (Level 2) are valued at a stable $1.00 net asset value, which approximates fair value.

The following is a summary, by investment type, of the fair value inputs of the Plan assets as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$42,388,769	$-	$-	$42,388,769
Collective trust fund	-	5,379,045	-	5,379,045
	$42,388,769	$5,379,045	$-	$47,767,814

The following is a summary, by investment type, of the fair value inputs of the Plan assets as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$39,944,466	$-	$-	$39,944,466
Collective trust fund	-	5,237,147	-	5,237,147
	$39,944,466	$5,237,147	$-	$45,181,613

There were no transfers between fair value hierarchy measurement levels during the years ended December 31, 2016 or 2015.

Note 4: Master Trust Information

The Master Trust primarily consists of Modine common stock and a small amount of money market investments.  The Plan’s interest in the Master Trust represents the Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the Master Trust’s total fair value by the outstanding number of participant units.  The units are updated daily based upon Participant activity.  At December 31, 2016 and 2015, the total number of units outstanding of the Master Trust was 1,111,991 and 1,273,257, respectively.  The number of units and share of the Master Trust held by the Plan as of December 31, 2016 and 2015 were as follows:

	2016	2015
Units	384,456	441,376
Share (%)	34.6%	34.7%

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

The remainder share of the Master Trust, or 65.4 percent and 65.3 percent as of December 31, 2016 and 2015, respectively, was held by the Modine 401(k) Retirement Plan for Salaried Employees.

The following net assets were held in the Master Trust at December 31, 2016 and 2015:

	2016	2015
Investments, at fair value
Modine common stock (Level 1)	$20,876,986	$14,646,457
Money market investments (Level 2)	167,178	98,980
Accrued interest and dividends	91	21
Net assets	$21,044,255	$14,745,458

The investment gain for the Master Trust for the year ended December 31, 2016 was as follows:

2016
Net appreciation in fair value of Modine common stock	$8,662,942
Interest income	1,092
Total investment gain	$8,664,034

Note 5:  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based upon their respective account balances accumulated at the date of the termination.  All Participants would become fully vested in the event of a Plan termination.

Note 6:  Federal Income Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter during September 2013, in which the Internal Revenue Service stated the Plan was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7:  Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  The Plan held units in a collective trust fund and a money market investment trusteed or managed by Wells Fargo Bank N.A., the Plan’s trustee.  These investments and transactions therein are considered party-in-interest.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

The Plan holds units in the Master Trust, which holds underlying assets including Modine common stock, and the Wells Fargo Short Term Investment Fund.  The Company is the plan sponsor and Wells Fargo Bank N.A. is the Plan’s trustee; therefore, these investments, and transactions therein, are considered party-in-interest.  See Note 4 for the fair value of Modine common stock and the short-term money market investments held by the Master Trust, as well as the Plan’s share of the Master Trust assets. There were no dividends paid on these shares during the year ended December 31, 2016.

Participants are also allowed to borrow from their accounts in the Plan.  These notes receivable from Participants also qualify as party-in-interest transactions and totaled $1,176,746 and $1,177,183 at December 31, 2016 and 2015, respectively.

Professional fees totaling $192,019 for the 2016 plan year were paid by the Plan and included fees for investment services, audit services, loans, attorneys, and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA regulations.

Note 8: Transfers

From time to time, changes in employee’s status require the transfer of funds between the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees.  Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

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SUPPLEMENTAL SCHEDULE

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MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
December 31, 2016

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Fair Value

*	Wells Fargo	Stable Return Fund N	$5,379,045

		Mutual Funds
	Brown Advisory	Brown Advisory Small Cap Fund	2,976,578
	Baron Funds	Baron Emerging Markets	82,981
	Dodge and Cox	Dodge & Cox Stock Fund	2,592,660
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl Fund	1,464,713
	JPMorgan	JPMorgan Large Cap Growth	1,733,947
	MFS Investment Management	MFS International New Discovery	72,894
	Munder Capital Management	Munder Mid Cap Core Growth	2,107,614
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	73,024
	Vanguard Group Inc.	Vanguard Small Cap Index	604,141
	Vanguard Group Inc.	Vanguard Mid Cap Index	255,937
	The Vanguard Group	Vanguard Institutional Index Fund	9,357,539
	WCM	WCM Focused International Growth	142,985
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement Balanced	130,240
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	332,844
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	1,351,803
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	3,723,592
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	3,475,507
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	2,915,329
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	2,081,575
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	1,711,494
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	1,272,615
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	2,158,403
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2055	762,420
	Vanguard Group Inc.	Vanguard Intermed Term Bond Index	443,845
	Vanguard Group Inc.	Vanguard Inflation Protected Securities	68,034
*	Wells Fargo	Wells Fargo Core Bond	496,055

		Other
*	Participant Loans	5.00 - 7.50% interest rate, various maturity dates through 2023	1,176,746

			$48,944,560
*	Represents a party-in-interest to the Plan.

Investments are Participant directed; therefore, cost value is not required to be disclosed.

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EXHIBIT TO ANNUAL REPORT ON FORM 11-K

The exhibit listed below is filed as part of this Annual Report on Form 11-K.  The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

23.1	Consent of CliftonLarsonAllen LLP

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

June 23, 2017	/s/ Kathleen T. Powers
Date	Kathleen T. Powers
Plan Administrative Committee Member